Exhibit 99.1

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2025 (UNAUDITED) AND MARCH 31, 2025

		September 30, 2025	March 31, 2025
		HK$	HK$
	Notes	(Unaudited)

ASSETS
Current assets
Cash and cash equivalent		1,107,535	1,384,211
Prepayments and deposits	10	2,196,981	2,289,826
Trade and other receivables	10	1,290,847	1,643,862
Contract fulfillment costs	11	4,278,845	662,929
Deferred listing expenses	17	2,058,337	1,471,020

Total current assets		10,932,545	7,451,848

Non-current assets
Property, plant and equipment	9	12,799,637	14,505,410
Right-of-use assets	9	56,504	169,512
Prepayments	10	3,111,132	2,356,132

Total non-current assets		15,967,273	17,031,054

Total assets		26,899,818	24,482,902

Current liabilities
Trade and other payables	12	13,136,495	9,914,613
Contract liabilities	13	3,932,776	4,667,773
Lease liabilities	16	57,344	169,581
Amounts due to a shareholder	14	689,922	689,922
Amount due to directors	14	574,838	821,243
Bank and other borrowings	15	31,771,987	29,223,655

Total current liabilities		50,163,362	45,486,787

Total liabilities		50,163,362	45,486,787

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION – continued

AS AT SEPTEMBER 30, 2025 (UNAUDITED) AND MARCH 31, 2025

		September 30, 2025	March 31, 2025
		HK$	HK$
	Notes	(Unaudited)

Shareholders’ equity (deficit)
Share capital	18(b)	78,000	78,000
Share premium	18(c)	5,048,160	5,048,160
Other reserve	18(d)	11,221,781	11,221,781
Accumulated deficit		(39,611,485)	(37,351,826)

Total shareholders’ deficit		(23,263,544)	(21,003,885)

Total liabilities and shareholders’ deficit		26,899,818	24,482,902

See the accompanying Notes, which are an integral part of these Unaudited Condensed Consolidated Financial Statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		For the six months ended
		September 30, 2025	September 30, 2024
		HK$)	HK$)
	Notes	(Unaudited)	(Unaudited)

Revenue	4	11,760,649	4,842,208
Cost of revenue		(8,947,191)	(2,357,813)

Gross profit		2,813,458	2,484,395

General and administrative expenses	6	(3,806,079)	(4,369,884)

Operating loss		(992,621)	(1,885,489)
Finance costs	7	(1,289,358)	(1,227,388)
Other income	5	22,320	339,365
Loss before tax		(2,259,659)	(2,773,512)
Income tax expense	8	-	-
Loss and comprehensive loss for the period		(2,259,659)	(2,773,512)

Loss per share – Basic and Diluted		(0.23)	(0.28)

Weighted Average number of common shares		10,000,000	10,000,000

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED) AND MARCH 31, 2025

			Attributable to the owners of the Company
	Number of common shares	Share capital HK$	Share premium HK$	Other reserve HK$	Accumulated deficit HK$	Total HK$

At March 31, 2024	10,000,000	78,000	5,048,160	10,021,781	(31,369,606)	(16,221,665)

Loss and comprehensive loss for the period	-	-	-	-	(2,773,512)	(2,773,512)
Forgiveness of director’s remuneration	-	-	-	600,000	-	600,000

At September 30, 2024 (Unaudited)	10,000,000	78,000	5,048,160	10,621,781	(34,143,118)	(18,395,177)

At March 31, 2025	10,000,000	78,000	5,048,160	11,221,781	(37,351,826)	(21,003,885)

Loss and comprehensive loss for the period	-	-	-	-	(2,259,659)	(2,259,659)

At September 30, 2025 (Unaudited)	10,000,000	78,000	5,048,160	11,221,781	(39,611,485)	(23,263,544)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Loss before tax	(2,259,659)	(2,773,512)
Adjustments for:
Depreciation of property, plant and equipment	1,735,350	1,739,925
Depreciation of right-of-use assets	113,008	113,008
Imputed interest income	(2,166)	(2,045)
Waiver of trade payables	(20,000)	-
Interest expense on borrowings	1,285,795	1,217,525
Interest expense on lease liabilities	3,563	9,863
Forgiveness of director’s remuneration	-	600,000
Amortisation of contract fulfillment cost	162,929	-
Consultancy fee paid in shares	195,000	195,000
Provision for long service payment	146,144	-

Operating cash flows before movements in working capital	1,359,964	1,099,764
Increase in prepayments and deposits	(108,242)	(1,890,000)
Decrease (increase) in trade and other receivables	353,015	(2,868,426)
Increase in contract fulfillment costs	(3,186,344)	-
Increase in deferred listing expenses	(587,317)	(664,844)
Increase in trade and other payables	2,927,288	3,170,663
(Decrease) increase in contract liabilities	(734,997)	3,249,750

NET CASH GENERATE FROM OPERATING ACTIVITIES	23,367	2,096,907

CASH USED IN AN INVESTING ACTIVITY
Purchase of property, plant and equipment	(950,000)	-

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

FINANCING ACTIVITIES
New bank borrowing raised	3,000,000	-
Repayment of borrowings	(317,330)	(297,686)
Payment of transaction cost	(180,000)	-
Interest paid on borrowings	(1,460,931)	(964,908)
Repayment of lease liabilities, including related interests	(115,800)	(115,800)
Repayment to directors	(1,391,613)	(527,352)
Advance from directors	1,115,631	595,792

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES	649,957	(1,309,954)

NET (DECREASE) INCREASE IN CASH	(276,676)	786,953

CASH AT THE BEGINNING OF THE PERIOD	1,384,211	258,304

CASH AT THE END OF THE PERIOD, represented by bank balances and cash	1,107,535	1,045,257

	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid on borrowings	1,460,931	964,908
Interest paid on lease liabilities	3,563	9,863

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Green Circle Decarbonize Technology Limited (the “Company”) was incorporated in the Cayman Islands with limited liability under the Companies Act of the Cayman Islands. The address of the registered office is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands and the principal place of business of the Company is Unit 1809, Prosperity Place, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

The principal activity of the Company is investment holding and its subsidiary (the “Group”) is a provider of advanced energy saving solutions and consultancy services and construction services supported by proprietary phase change thermal energy storage materials and thermal engineering services. As an advocate of decarbonization, the subsidiary design, develop, and provide customised energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

2.	BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2025.

The preparation of interim condensed financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Group’s interim condensed consolidated financial statements which were the same as those described in the Group’s annual consolidated financial statements as at and for the year ended March 31, 2025.

Basis of Measurement

The condensed consolidated financial statements have been prepared on the historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Functional Currency and Presentation Currency

The Group’s condensed consolidated financial statements are presented in Hong Kong dollars (“HK$”), which is also the functional currency of the Group.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

2.	BASIS OF PRESENTATION - continued

Going concern

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and settlement of liabilities and commitments in the normal course of business. The Group has a loss and comprehensive loss of HK$2,259,659 for the six months ended September 30, 2025, and has a negative working capital of HK$39,230,817 at September 30, 2025.

The Group had cash of HK$1,107,535 at September 30, 2025, but management cannot provide assurance that the Group will maintain profitable operations or become cash flow positive or raise additional debt and/or equity capital. Management intends to continue to support the operations with financing initiatives primarily through, but not limited to, the issuance of equity. Alternative financing options may include obtaining bank credit facilities and short-term loans from third parties. There is no assurance that the Group will be able to obtain such financings or obtain them on favourable terms. This uncertainty cast significant doubt about the ability of the Group to continue as a going concern. The condensed consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Group be unable to continue as a going concern. These adjustments could be material.

The Group has prepared the condensed consolidated financial statements on the basis that it will continue to operate as a going concern.

New, revised or amended Accounting Standards and Interpretations adopted.

The Group has adopted all of the new, revised or amended Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period.

Other new standards did not have any impact on the Group’s accounting policies and did not require retrospective adjustments.

Any new, revised or amended Accounting Standards or Interpretations that are not yet mandatory have not been adopted early.

3.	MATERIAL ACCOUNTING POLICIES INFORMATION

The condensed consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 Leases and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

The principal accounting policies are set out below.

Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Revenue from contracts with customers

The Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
●	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or
●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

Energy saving services income

For the energy saving services, the revenue is recognized in-line with the energy performance contract entered, being over time of the energy cost saving on electricity consumption.

Consultancy services income

The Group provides a consultancy service for development innovation solutions for repurpose second-hand electric vehicle (“EV”) batteries for commercial energy storage applications, it is comprised of two types of consultancy services:

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Revenue from contracts with customers - continued

Consultancy services income - continued

i.	Completion of prototype of second-hand batteries (“Prototype”)

The Group provides consultancy services related to technical issues on Prototype and provide research by using proprietary phase change thermal energy storage materials on the Prototype until the first Prototype is completed. There is only one performance obligation, and the contract is typically fixed priced with no variable consideration and financing component. The performance obligation is satisfied and entitled to reimburse from customer if and only if the first Prototype is completed, the revenue was recognised at a point in time upon the completion of the first Prototype which is at the time when the result of services is accepted by the customers.

ii.	Completion of know-how on the Prototype

The Group provides consultancy services that apply proprietary phase change thermal energy storage materials on the Prototype until the Prototype is commercialised and approved by the regulatory department. There is only one performance obligation, and the contract is typically fixed priced with no variable consideration and financing component. The revenue is recongised when the (i) prototype is commercialised; and (ii) the final prototype is approved by the International Electrotechnical Commission.

Construction income

Construction income was recognised over time. The Group provide construction for the installation of (i) mechanical ventilation and air conditioning (“MVAC”) system, (ii) Ultra high efficiency Chiller Plant System and (iii) cooling water tower. The typical contract length of the Group entered within one year. The Group generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for one year following substantial completion of the Group’s work on the project.

The Group shall recognise revenue for a performance obligation satisfied over time only if the entity can reasonably measure its progress towards complete satisfaction of the performance obligation.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Group expects the reference to contract milestone depicts the Group’s performance in transferring control of goods or services promised to customers for individual projects, the Group satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements.

In some circumstances, the Group may not be able to reasonably measure the outcome of a performance obligation, but the Group expects to recover the costs incurred in satisfying the performance obligation. In those circumstances, the Group shall recognise revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Contract fulfilment costs

Contract fulfilment costs related directly to costs to fulfill a specific project incurred to date. When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Group applies the following criteria which, if met, result in capitalisation:

(i)	the costs directly relate to a contract or to a specifically identifiable anticipated contracts;
(ii)	the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future;
(iii)	the costs are expected to be recovered.

The assessment of this criteria requires the application of judgment, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

Contract fulfilment costs are amortised based on the timing of transfer to the customer of the goods or services.

A contract fulfilment costs is derecognised either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Group determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the assets to the remaining amount of consideration that the Group expects to receive less the costs that relate to providing services under the relevant contract.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

The Group as a lessee

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to warehouse leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for leases of low-value assets (i.e. value less than US$5,000). Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liability.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Leases - continued

The Group as a lessee - continued

Right-of-use assets – continued

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. The remaining right-of-use assets are depreciated on a straight-line basis over the term of the leases.

The Group presents right-of-use assets as a separate line item in the condensed consolidated statement of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be paid under residual value guarantees;

●	the exercise price of a purchase option reasonably certain to be exercised by the Group; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Leases - continued

The Group as a lessee – continued

Lease liabilities - continued

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever the lease term has changed, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

The Group presents lease liabilities as a separate line item in the condensed consolidated statement of financial position.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

●	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use assets.

Foreign currencies

In preparing the condensed consolidated financial statements of the Group, transactions in currencies other than the functional currency of the Group (“foreign currencies”) are recognised at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognised in profit or loss in the period in which they arise.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION – continued

Borrowing costs

Borrowing cost that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognised as an expense.

Retirement benefit costs

Payments to the Mandatory Provident Fund Schemes, which are defined contribution schemes, are charged as an expense when employees have rendered service entitling them to the contributions.

Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “loss before tax” as reported in the condensed consolidated statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the condensed consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION – continued

Income Taxes - continued

For the purposes of measuring deferred tax for leasing transactions in which the Group recognises the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to the leasing transaction as a whole. Temporary differences relating to right-of use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences.

Current and deferred tax are recognised in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated in the condensed consolidated statement of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognised so as to write off the cost of items of property, plant and equipment, less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Machinery and Equipment	5 to 10 years
Office equipment	5 years
Computer	5 years

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION – continued

Impairment losses recognised on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION – continued

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets and financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial assets - continued

Classification and subsequent measurement of financial assets - continued

All other financial assets are subsequently measured at FVTPL except that at the date of initial application of IFRS 9/initial recognition of a financial asset the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations applies.

A financial asset is classified as held for trading if:

●	It has been acquired principally for the purpose of selling in the near term; or

●	On initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

●	It is a derivative that is not designated and effective as hedging instrument.

In addition, the Group may irrevocably designate a financial asset that are required to be measured at the amortised cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Amortised cost and interest income

Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets

The Group performs impairment assessment under Expected Credit Loss (“ECL”) model on financial assets including trade and other receivables, amount due from directors/ a shareholder and cash which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	an actual or expected significant deterioration in the operating results of the debtor; or
●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets - continued

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;
(b)	a breach of contract, such as a default or past due event;
(c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or
(e)	the disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Impairment policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. An impairment constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets - continued

(v)	Measurement and recognition of ECL - continued

Where ECL is measured on a collective basis or cater for cases where evidence at individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments (i.e. the Group’s trade receivables and other receivables are each assessed as a separate group. Cash and amount due from directors/ related party are assessed for ECL on an individual basis);
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortised cost of the financial asset.

The Group recognises an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables measured at amortised cost where the corresponding adjustment is recognised through a loss allowance account.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Financial liabilities and equity instruments

Classified as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at amortised cost

Financial liabilities including trade and other payables, amount due to a shareholder/directors, bank and other borrowings, and lease liabilities are subsequently measured at amortised cost, using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognised on an effective interest basis.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

3.	MATERIAL ACCOUNTING POLICIES INFORMATION - continued

Financial instruments - continued

Deferred listing expense

An entity typically incurs various costs in issuing or acquiring its own equity instruments. Those costs might include registration and other regulatory fees, amounts paid to legal, accounting and other professional advisers, printing costs and stamp duties. The transaction costs of an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognised as an expense.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs that relate jointly to more than one transaction (for example, costs of a concurrent offering of some shares and a stock exchange listing of other shares) are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.

As at September 30, 2025, all deferred listing expenses were paid by a third party and recorded as other payables.

4.	REVENUE

a.	Break-down of revenue

	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

Energy saving services income
- Hong Kong	4,725,651	1,842,208

Consultancy fee income
- Hong Kong	-	3,000,000

Construction income
- Hong Kong	7,034,998	-

Total	11,760,649	4,842,208

Energy saving services income

As at April 21, 2017, the Group entered into a performance agreement for energy savings project by using Phase Change Material Thermal Energy Storage System together with Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

4.	REVENUE - continued

a.	Break-down of revenue - continued

Consultancy fee income

On May 13, 2024, the Group entered into a consultancy agreement for research and development and provide solution to repurpose second-hand EV batteries for commercial energy storage applications. During the six months ended September 30, 2024, the Group completed the consultancy services of completion of the first Prototype, the details accounting policies relating to revenue are set out in Note 3.

Construction income

The Group entered into three construction agreements for the installation of MVAC system and installation of Ultra High Efficiency Chiller Plant System. Such services are recognised as a performance obligation satisfied over time. Revenue is recognised for these installation services based on these performance obligations under IFRS 15.

In the installation of MVAC system, the Group is not able to reasonably measure the outcome of a performance obligation, but the Group expects to recover the costs incurred in satisfying the performance obligation. In those circumstances, the Group shall recognise revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

As of September 30, 2025 and 2024, contracted but not yet recognised revenue of construction income was HK$18,865,906 and HK$13,519,000 respectively. The management expects that the revenue will be recognised within one year.

The detailed accounting policies and estimated relating to revenue are set out in Note 3.

The Group allows a credit period of 30 to 90 days to its trade customers.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

4.	REVENUE - continued

b.	Major customers

The revenue from major customers individually contributed over 10% of total revenue of the Group for the six months ended September 30, 2025 and 2024 is as follows:

	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

HAECO	4,725,651	1,842,208
SOAR Equipment Rental Company Limited	-	3,000,000
Macau University of Science and Technology Foundation - University Hospital	6,300,000	-

5.	OTHER INCOME

	For the six months ended	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

Bank interest income	154	453
Imputed interest income	2,166	2,045
Reversal of trade payables	20,000	-
Insurance claims	-	336,867

Total	22,320	339,365

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

6.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the six months ended	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

Salaries and benefits	344,438	126,000
Office and miscellaneous	191,533	184,221
Management and consulting fees	263,000	255,000
Professional fees	2,268,939	3,007,238
Directors’ remuneration	600,000	659,022
Depreciation	133,829	138,403
Travel and promotion	4,340	-

Total	3,806,079	4,369,884

7.	FINANCE COSTS

	For the six months ended	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

Interest on bank borrowings	123,066	54,806
Interest on other borrowings	1,162,729	1,162,719
Interest on lease liabilities	3,563	9,863

Total	1,289,358	1,227,388

8.	INCOME TAX EXPENSE

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both periods.

No provision for Hong Kong Profits Tax is made for the six months ended September 30, 2025, and September 30, 2024 as the Group has no assessable profit arising in Hong Kong or the assessable profits are wholly absorbed by tax losses brought forward from prior years.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

9.	MOVEMENT IN PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

The Group spent approximately HK$29,577 (six months ended September 30, 2024: HK$6,898), during the period on acquisition of property, plant and equipment. The depreciation expenses on property, plant and equipment was approximately HK$1,735,350 (six months ended September 30, 2024: HK$1,739,925).

The Group had no new lease of office for the six months ended September 30, 2025 (six months ended September 30, 2024: Nil). The depreciation expenses on right-of-use assets were approximately HK$113,008 (six months ended September 30, 2024: HK$113,008).

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

10.	PREPAYMENTS AND DEPOSITS, TRADE AND OTHER RECEIVABLES

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Trade receivables	1,279,587	1,632,602
Less: Provision for expected credit losses	-	-

	1,279,587	1,632,602
Other receivables	11,260	11,260

Trade receivables and other receivables	1,290,847	1,643,862
Prepayments and deposits	5,308,113	4,053,457
Prepayment for project cost	-	592,501

Total	6,598,960	6,289,820
Less: Prepayments and receivables within twelve months shown under current assets	(3,487,828)	(3,933,688)

Prepayments shown under non-current assets	3,111,132	2,356,132

The following is an aged analysis of trade receivables (net of allowance for credit losses) presented based on the invoice date at the end of the reporting period, which approximates the revenue recognition dates:

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Up to 30 days	1,279,587	1,632,602

Before accepting any new customer, the Group will assess the potential customer’s credit quality and define its credit limits. Credit sales are made to customers with an appropriate credit history. Credit limits attributed to customers and credit terms granted to customers are reviewed regularly.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

11	CONTRACT FULFILMENT COSTS

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Being balance	662,929	-
Additions	3,778,845	662,929
Amortisation	(162,929)	-

Total	4,278,845	662,929

The Group capitalised costs incurred to fulfil contracts as contract fulfilment costs in condensed consolidated statements of financial position. Contract fulfilment costs were HK$4,278,845 (March 31, 2025: HK$662,929) as of September 30, 2025. Contract fulfilment costs are amortised based on the timing of transfer to the customer of the goods or services. The amount of contract fulfilment costs of HK$162,929 were recognised as “cost of revenue” for the six months ended September 30, 2025 (six months ended September 30, 2024: Nil).

12.	TRADE AND OTHER PAYABLES

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Trade payables	22,000	82,560
Interest payables	3,168,915	3,000,465
Other payables	9,590,986	6,636,288
Accrued charges	182,150	169,000
Provision for long service payment	146,144	-
Provision for reinstatement cost	26,300	26,300

Total	13,136,495	9,914,613

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

13.	CONTRACT LIABILITIES

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Contract liabilities	3,932,776	4,667,773

i.	On August 27, 2024, the Group has entered contract with independent customer for providing services of installation MVAC system. The Group received deposits from customers, this will give rise to contract liabilities before the contract commencement, until the Group satisfied the performance obligations. The management recognised the contract liabilities of HK$734,998 to revenue for the six months ended September 30, 2025 (six months ended September 30, 2024: Nil) and the management expects that the unsatisfied performance obligations of HK$427,276 will be recognised as revenue within one year according to the contract period.

ii.	On February 10, 2025, the Group has entered contract with independent customer for providing of supply and installation of the colling tower system. The Group received deposits of HK$3,505,500 from customers, this will give rise to contract liabilities before the contract commencement, until the Group satisfied the performance obligations. The management expects that the unsatisfied performance obligations of HK$3,505,500 will be recognised as revenue within one year according to the contract period.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

14.	RELATED PARTY DISCLOSURES

a)	Compensation of key management personnel of the Group.

	For the six months ended	For the six months ended
	September 30, 2025	September 30, 2024
	HK$	HK$
	(Unaudited)	(Unaudited)

Salaries, fees and other
Allowances (Note)	600,000	900,000
Retirement benefit scheme
Contributions	-	-

Total	600,000	900,000

Note:	For the six months ended September 30, 2024, the directors’ emoluments were accounted for in administrative expenses amounting to HK$659,022 and in the cost of revenue amounting to HK$240,978.

For the six months ended September 30, 2024, Chan Kam Biu, Richard, a director and major shareholder, waived his remuneration of HK$600,000 to support the Company’s financial stability. The waiver was recorded as cost of revenue of HK$240,978 and administrative expenses of HK$359,022 with corresponding account charged against other reserve as a capital contribution.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

14.	RELATED PARTY DISCLOSURES - continued

b)	Amounts due to shareholder and directors

The amounts are unsecured, interest-free and repayable on demand. The related party balances are set out below:

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Amount due to a shareholder
Joyful Star Limited	(689,922)	(689,922)

Amounts due from/(to) directors
Dr Chan Kam Biu, Richard	(574,838)	(621,243)
Lui Lai Yuen	-	(200,000)

Other borrowing
Ma Chi Heng	(990,000)	(990,000)

Interest payable
Ma Chi Heng	(346,123)	(321,400)

During the six months ended September 30, 2025 the Group has made advances of HK$200,000 (six months ended September 30, 2024: Nil) relating to Lui Lai Yuen.

During the six months ended September 30, 2025, the Group made advance of HK$1,191,612 to Dr Chan Kam Biu, Richard (six months ended September 30, 2024: HK$527,353), received advances of HK$1,115,630 (six months ended September 30, 2024: HK$595,793) from Dr Chan Kam Biu, Richard, and settlement of the Group’s purchase of property, plant and equipment, in total of HK$29,577 (six months ended September 30, 2024 : HK$6,898).

c)	Transactions with related parties

The consulting fees provided by the Company to MavDB Consulting LLC, 9.85% (March 31, 2025: 10%) shareholder, in consideration of the services provided/to be provided are US$50,000 per year, for a total of US$250,000 over five years, commencing January 1, 2024. The Company settled the consulting fees of US$250,000 by issuing 1,000,000 ordinary shares of the Company at a par value of US$0.001 to MavDB Consulting LLC on January 12, 2024.

On March 13, 2025, the Group entered into sales and purchase agreements with the director and his close family member, Ms. Lui Lai Yuen, and Mr. Chan Koon Wah Charles, for purchasing residential property for director’s accommodation. The consideration is HK$9,500,000. As of September 30, 2025, the Group paid the deposit of HK$1,900,000 (March 31, 2025: HK$950,000) and related direct cost of HK$322,100 (March 31, 2025: HK$322,100).

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

15.	BANK AND OTHER BORROWINGS

	September 30, 2025	March 31, 2025
	HK$	HK$
	(Unaudited)

Bank loans	5,171,987	2,623,655
Other loans	26,600,000	26,600,000

Total	31,771,987	29,223,655

Secured	7,171,987	4,623,655
Unsecured	24,600,000	24,600,000

Total	31,771,987	29,223,655

Carrying amount repayable:
Within one year	27,838,947	26,638,984
In more than one year but not exceeding five years	3,933,040	2,542,107
More than five years	-	42,564

	31,771,987	29,223,655

Amounts due within one year, shown under current liabilities with repayment on demand	31,771,987	29,223,655

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

15.	BANK AND OTHER BORROWINGS - continued

Details of the bank and other borrowings are as follows:

	Loan 1	Loan 2	Loan 3	Loan 4
	HK$	HK$	HK$	HK$
Principal	3,088,800	20,000,000	2,000,000	3,610,000
Interest rate p.a	3%	10%	5%	5%
Inception date	18/2/2021	17/7/2017	15/5/2010	9/3/2018
Maturity date	18/1/2030	17/6/2029	On demand	On demand
Repayment terms	Repayable on demand	Repayable on demand (Note 1)	Repayable on demand	Repayable on demand
Security	Government Guarantee and director’s personal guarantee	Not secured	Director’s personal patent right	Not secured

	Loan 5	Loan 6	Loan 7
	HK$	HK$	HK$
Principal	990,000	1,004,400	3,000,000
Interest rate p.a	5%	3%	2.84%-5.73%
Inception date	9/4/2018	9/7/2021	21/5/2025
Maturity date	On demand	9/6/2030	21/5/2028
Repayment terms	Repayable on demand	Repayable on demand	Repayable on demand
Security	Not secured	Government Guarantee and director’s personal guarantee	Directors’ personal guarantee

Note:

1.	The repayment term of loan 2 is 10 years but repayable on demand upon the Company being listing.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

16.	LEASE LIABILITIES

The following table presents lease obligations for the Group for the period ended September 30, 2025 and March 31, 2025.

Leased properties
HK$
Balance March 31, 2024	384,560
Imputed interest	16,621
Lease payments	(231,600)
Balance March 31, 2025	169,581
Imputed interest	3,563
Lease payments	(115,800)
Balance September 30, 2025 (Unaudited)	57,344
Less: Current portion (Unaudited)	(57,344)
Non-current lease liabilities (Unaudited)	-

The weighted average incremental borrowing rates applied to lease liabilities at 5.95% (March 31, 2025: 5.95%).

17.	DEFERRED LISTING EXPENSES

Deferred offering expenses included the costs directly attributable to issuing new shares, the deferred offering expenses would be deducted from equity upon the Company being listed.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

18.	SHARE CAPITAL

a)	Authorised Share Capital

The Group’s authorised common shares were 50,000,000 with par value of HK$0.0078 (US$0.001).

b)	Issued Share Capital

	Number of shares	Amount HK$

Issued and fully paid:

At April 1, 2024, September 30, 2024 (Unaudited), March 31, 2025 (Audited) and September 30, 2025 (Unaudited)	10,000,000	78,000

The Company issued 1 million ordinary shares of HK$0.0078 (US$0.001) each, in exchange for consultancy service of HK$1,950,000 (equivalent to US$250,000). The period of consultancy service was for five years starting from January 1, 2024 and the ordinary shares were issued on 12 January 2024 to MavDB Consulting LLC. HK$195,000 of the consultancy service fee was recognised as administrative expense in the profit or loss for the six months ended September 30, 2025 (for the six months ended September 30, 2024: HK$195,000) and HK$1,279,032 (March 31, 2025: HK$1,474,032) was recorded as prepayment on the condensed consolidated statement of financial position as of September 30, 2025. On April 28, 2025, 15,000 shares were transferred from MavDB Consulting LLC to an independent third party.

c)	Share premium

The share premium account is governed by the Companies Law of the Cayman Islands and may be applied by the Company subject to the provisions, if any, of its memorandum and articles of association in paying distributions or dividends to equity shareholders.

No distribution or dividend may be paid to the equity shareholders out of the share premium account.

d)	Other reserve

Other reserve comprised of (i) waiver of amount due from director who is equity participant in the Group, amounted of HK$3,021,782 and wavier of officer’s remuneration of HK$1,200,000; and (ii) merging amount of HK$6,999,999 that the difference between the consideration of HK$1 and BOCA’ s share capital of HK$7,000,000.

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For THE PERIOD ENDED SEPTEMBER 30, 2025 AND SEPTEMBER 30, 2024 (UNAUDITED)

(Expressed in Hong Kong Dollars)

19.	OPERATING SEGMENT

The Group’s operating segment is determined based on information reported to the chief operating decision maker of the Group (the executive directors of the Company) for the purpose of resource allocation and performance assessment. For management purpose, the Group operates in one business line based on their services, and only has one operating segment, provider of advanced energy saving solutions and consultancy services and construction services supported by proprietary phase change thermal energy storage materials and thermal engineering services operation. The chief operating decision maker reviews the revenue and results of the Group as a whole without further discrete financial information. Accordingly, no analysis of this single operating and reportable segment is presented.

The majority of Group’s revenue is generated from Hong Kong, and majority of non-current assets are located in Hong Kong.

20.	SUBSEQUENT EVENT

Management has evaluated subsequent events through the date these condensed consolidated financial statements were available to be issued. Based on our evaluation, there are no subsequent events that would require recognition and or disclosure in the condensed consolidated financial statements.

On January 14, 2026, the Company consummated its initial public offering (“IPO”) of 2,500,000 common shares, par value of US$0.001 (equivalent to HK$0.0078) per share, at a price to the public of US$4.00 per share. The shares commenced trading on NYSE American Market on January 13, 2026, the Company received aggregate gross proceeds of US$10,000,000 from this offering, before deducting underwriting discounts and other related expenses.

21.	APPROVAL OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

These condensed consolidated financial statements were approved by the board of directors for issue on February 6, 2026.